October 29, 2009

Securities and Exchange Commission

Division of Corporation of Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3720

Attention:	Larry Spirgel
Assistant Director

	Re:	SureWest Communications
Form 10-K for the fiscal year ended December 31, 2008
Filed March 16, 2009
Forms 10-Q for quarters ended March 31, 2009 and June 30, 2009
File No. 000-29660

Ladies and Gentlemen:

This letter sets forth the responses of SureWest Communications ( “SureWest” or the “Company”) to the comments contained in your letter, dated October 9, 2009, relating to the above-captioned Form 10-K and 10-Q’s.  Your comments are set forth in bold/italicized text below, and the Company responses are set forth in plain text immediately beneath each comment.

Form 10-K for the Fiscal Year ended December 31, 2008

Item 2. Management’s Discussion and Analysis of Financial Condition… page 24

1.              We note your statement in the second paragraph on page 24 that, “We are one of the nation’s leading integrated communications providers and are the bandwidth leader in the markets we serve.”  Please provide support for this statement by disclosing upon what bases you are making these claims (e.g., that you are a national leader by revenues, subscribers, etc. compared to other integrated communications providers).  In addition, clarify what you mean by “bandwidth leader.”

The Company’s statement that “we are one of the nation’s leading integrated communications providers and are the bandwidth leader in the markets we serve” does not refer to revenues or number of subscribers but rather refers to our position as a leader

WWW.SUREWEST.COM

PO Box 969 • Roseville, CA 95661-0969

in the use of technology and the deployment of advanced telecommunication networks. The Company provides voice, video, and data services to residential customers in both the greater Sacramento, California and Kansas City, Kansas and Missouri markets using advanced fiber based networks.  The Company has deployed fiber-to-the-home (“FTTH”) facilities which provide us with the ability to offer 100 mega bits of dedicated symmetrical bandwidth to each home we serve.  “Bandwidth” refers to the amount of data that can be transported to a residential home or place of business and is expressed in terms of speed.  For example, SureWest can provide 100 mega bits of data per second, or 100 Mbps, to our Internet Protocol (“IP”)-Fiber based homes.  Although this nomenclature is typically used to express the speed of internet services, SureWest also uses this bandwidth capacity to provide both voice and video services in addition to data services.  Accordingly, a network with higher bandwidth capacity not only allows us to offer higher internet speeds, it also enables us to offer a greater number of high definition (or HD) video channels to our customers.

As discussed above, the Company has deployed FTTH facilities which provide us with the ability to provide 100 Mbps of dedicated symmetrical bandwidth to each home we serve.  In addition to deploying FTTH, the Company also uses an IP based communication protocol which enables us to provide dedicated bandwidth at symmetrical data speeds to each of our customers in the Sacramento, California region (i.e. symmetrical means upload speeds are equal to download speeds).  In contrast, the Hybrid Fiber Co-axial (“HFC”) networks managed by competitors in our marketplace use fiber to the node (box on the street that serves multiple customers) with co-axial cable extending from the node to each home utilizing a radio frequency (“RF”) communications protocol.  Because these networks use a broadcasting technology (i.e. RF) over co-axial lines, our competitors provide bandwidth to customers that is shared within the neighborhood.  As such, the bandwidth speeds offered by our competitors will be slower to their customers during increased utilization periods.  Additionally, networks built using broadcasting communication protocols are designed to primarily push data downstream.  As a result these networks cannot currently offer symmetrical speeds.  For example, a typical data speed offered by our competitors is 12 Mbps downstream and 2 Mbps upstream.  In comparison, we typically offer data products with 15 Mbps downstream and 15 Mbps upstream.  Since January 1, 2005 and through June 30, 2009 the Company has invested approximately $140 million in implementing its FTTH and IP-based strategy in the Sacramento market place.

The Company has an established history of deploying technologically advanced communications networks.  Commencing in 2002, we were the first communications provider to offer land-line based triple play services, consisting of voice, video, and data services, to residential customers in the greater Sacramento, California region.  In 2004, we were one of the first telecommunications providers to deploy a network that utilized both FTTH facilities combined with an IP based communications protocol to provide video services.  In 2006, we were the first residential service provider in the nation to offer High Definition IP based video service to residential customers.  We followed that in 2007 by being one of the first communications providers to offer an HD Digital Video Recorder utilizing the IPTV communication protocol.  The advantage of deploying both FTTH facilities, as well as IP based communication protocols, allows us to provide higher data speeds for internet services in addition to providing higher quality HD video channels than our competitors.  As noted on the website for the California Public Utilities Commission (“CPUC”), www.cpuc.ca.gov, the areas in which we offer services in California (Sacramento Metro Region) are the highest in terms of bandwidth availability to residential and business customers.  See detailed CPUC bandwidth map (Sacramento Metro Region) at the following website:

http://www.cpuc.ca.gov/PUC/Telco/Information+for+providing+service/Broadband+Availability+Maps.htm

In addition to our IP-based FTTH networks, we also manage an advanced HFC network in our Kansas City marketplace that is capable of offering voice, high-speed data, and a full line up of standard definition and high definition video channels.  Our HFC network is an 870 Mhz system that serves approximately 165 homes per node.  Each node has additional fiber that could be used to split the node to 80 homes per node.  Our HFC network is significantly more advanced than the more traditional HFC networks used by our competitors which are typically 500 Mhz to 750 Mhz systems that serve approximately 500 homes per node.  As previously noted, because bandwidth offered by HFC networks is shared among customers in a neighborhood, the lower number of homes per node in our networks allows us to offer greater levels of bandwidth to our customers.  The combination of lower homes per node and the higher capacity of our 870 Mhz system enables us to provide a greater number of services to our customers than those available in more traditional HFC networks.  Upon the acquisition of the Kansas City operations in 2008, the Company began developing a new network using FTTH, which is comparable to the Sacramento, California network discussed above.  Since the 2008 acquisition of the Kansas City entity, the Company has invested approximately $12 million in new FTTH network in the Kansas City market place.

In summary, SureWest has excelled over the last two decades in deploying fiber-rich networks that provide advanced communications services to both residential and business customers. As discussed above, the Company has and continues to invest in its networks in order to be the “bandwidth leader” in the markets we serve.  By combining fiber-based facilities with the use of IP communication protocols, we are able to offer our customers data speeds and HD video content and quality that gives us a competitive advantage in the markets we serve.  In future filings, we will delete the “national” reference in our description of the Company and will expand our disclosure to include a description of our use of technology and the extensive deployment of fiber in our networks.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 9

Annual Incentive or Short Term Incentive (“STI”) Compensation, page 10

2.              In the first two paragraphs on page 11, you disclose five measurable performance targets and how you performed with respect to each target.  In future filings, please also disclose the performance targets and threshold levels of each performance goal.  See Item 402(b)(1)(v).  If you believe that such disclosure is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Regulations S-K Item 402(b), please provide in your response letter a detailed explanation of such conclusion.  For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml.

In future filings, the Company will include additional information relating to the performance targets and threshold levels for each performance goal, in accordance with Item 402(b)(1)(v).

3.              We note that the performance targets were weighted and that you used a matrix to calculate how much of the award opportunity was earned based on the level of achievement of the performance target.  In future filings, please disclose how you weighted the performance targets and describe or disclose your matrix in more detail. Consider using a chart to describe the weights of each performance measure, the target payout for each named executive officer, the targets and threshold levels for each performance measure, and your level of achievement of each measure so that investors readily understand how each named executive officer earned a certain percentage of the award opportunity and bonus amounts.

In future filings, the Company will include measurement weightings as well as thresholds and maximums as a percent of target.  The Company will also include in its future filings the actual performance results and NEO specific payments for each performance measurement.

4.              We note that one of your performance targets is based upon EBITDA, which is a non-GAAP financial measure.  Please explain in future filings how this measure is calculated from your financial statements.  See Instruction 5 to Item 402(b).

In future filings, the Company will provide additional disclosures on how any non-GAAP financial measure used as a performance target is calculated from the Company’s audited financial statements.

Long Term Incentive (“LTI”) Compensation, page 13

5.              We note that you do not tie the payment of stock awards under the LTI to specific performance targets or metrics.  We do, however, note that (1) you use benchmarking and comparative analyses to ensure that you are paying at or near the 50th percentile of your peer group for the LTI awards, and (2) you reward your NEOs for “solid long term performance” with LTI awards.  In future filings, please discuss more specifically how you arrived at and why you paid the particular levels of long-term incentive compensation for each named executive officer.  In this regard, please explain in more detail what constitutes “solid long term performance” so that investors understand the reasoning behind the restricted stock grants that were made on December 12, 2008 to each named executive officer.  For example, does this term refer to certain generalized guidelines like an improvement to your stock price or an earnings measure, the achievement of a strategic objective, or the disposition or acquisition of a key asset over a particular period of time?  How does the committee determine whether a particular named executive officer contributed to solid long term performance?  How does the committee then translate their assessment of long term performance and benchmarking into the actual amounts and types of LTI compensation awarded?

In future filings, the Company will provide additional disclosures on how we arrived at and why we paid the particular levels of long-term incentive compensation for each named executive officer.

Comparative Benchmarking, page 14

6.              You disclose in the second full paragraph on page 15 that you use a variety of industry and functional salary surveys including the ones conducted by Radford, Thobe Communications, and Mercer.  If the company uses these surveys for benchmarking purposes, identify the surveys used and the constituent companies in those surveys. See Item 402(b)(2)(xiv). For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidnace/regs-kinterp.htm.

The Company uses a number of sources to benchmark executive compensation.  In 2008, Hewitt and Associates assisted the Company with developing a comparator group and provided 2007 compensation data for NEO’s in this comparator group.  We have listed each company included in our comparator group in the 2008 proxy (see page 15 of the

2008 proxy).  Additionally, the Company benchmarks executive positions to jobs in public salary surveys, specifically, Radford Benchmark, Thobe Telecommunications Benchmark, and Mercer Telecom Industry.  The Company uses a revenue data subset from each of these surveys that is similar to SureWest’s consolidated revenues for benchmarking purposes.  The survey compilers do not provide a list of companies in the data subset; they only provide a list of companies who participated in the survey.

In future filings, the Company will disclose survey names and the data subset criteria used from each survey to benchmark compensation.

Summary Compensation Table, page 17

7.              We note that you have reported STI compensation under the bonus column of the Summary Compensation Table.  In your response letter, please explain why you have reported STI compensation as bonuses rather than non-equity incentive plan awards.  In this regard, it appears from your disclosure about performance targets on page 11 that amounts that you have characterized as bonus awards to your named executive officers are based on satisfaction of performance targets that were pre-established and communicated to your executives.  Therefore, in future filings, it appears that you should report STI compensation in your Summary Compensation Table as non-equity incentive plan awards and include these awards in your Grants of Plan-Based Awards table.  For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

The Company has historically reported its short term incentive under the bonus column in the Summary Compensation Table.  Although the Compensation Committee establishes measurement goals at the beginning of each calendar year, the Committee has the authority, within its charter, to use discretion to pay more or less than the actual results would provide.  For the 2007 short term incentive, the Committee used upward discretion and authorized payment above what the formula would have paid.  We reported the 2007 incentive as a discretionary bonus.  For the 2008 short term incentive, the Committee did not use upward or downward discretion in determining payouts under the plan.  However, in order to make our historical payments easier to understand for our shareholders, the Company has consistently reported the short term incentive payment as a discretionary bonus due to the Compensation Committee’s underlying authority to adjust the incentive amount. The Company has concluded that due to the level of discretion that the Compensation Committee has relating to the awarding of the short term incentive bonus that it is more appropriate to disclose these payments as a bonus in the Summary Compensation Table.  In future filings, if the Compensation Committee deviates from the calculated payment, either up or down, the Company will disclose such discretion in the Compensation Discussion and Analysis section of the proxy.

* * *

SureWest acknowledges that we are responsible for the adequacy and accuracy of the disclosure in our filings. In addition, the Company acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at (916) 786-1000, or Dan Bessey, Vice President and Chief Financial Officer, at (916) 786-1166.

Sincerely,

/s/ Steven C. Oldham
Steven C. Oldham
President and Chief Executive Officer